Room 4561

May 10, 2007

Mr. David B. Dechant
Treasurer and Chief Financial Officer
Computer Software Innovations, Inc.
900 East Main Street, Suite T
Easley, South Carolina 29640

**Re:    Computer Software Innovations, Inc.**
**Post-effective Amendment No. 3 to Registration Statement on Form SB-2**
**Filed April 27, 2007**
**File No. 333-129842**

**Forms 10-KSB for the fiscal year ended December 31, 2006**
**Form 10-QSB/A for the quarter ended September 30, 2006**
**File No. 0-51758**

Dear Mr. Dechant:

We have reviewed your responses and have the following comments.

Form 10-KSB for the fiscal year ended December 31, 2006

Item 8A. Controls and Procedures

1.  We call your attention to your disclosure regarding material changes to internal control over financial reporting in response to Item 308(c) of Regulation S-B. There appears to be a discrepancy with respect to the changes made in the third quarter ended September 30, 2006, as disclosed in the amended 10-QSB for that period and the December 31, 2006 10-KSB. Specifically, we note your statement on page 113 in the 10-KSB that in the third quarter of 2006, you purchased software for approximately $50,000 to automate Monitoring of your controls. The disclosure in the September 30, 2006 10-QSB makes no reference to such a purchase and, based on your disclosures in the June 30, 2006 10-QSB, it appears that of the $110,000 spent in the first nine months of 2006, only $10,000 was spent during the third quarter. Please advise and modify the relevant disclosure documents accordingly.

2. Item 308(c) requires that you discuss the material changes to your internal control over financial reporting made during the fourth fiscal quarter in the case of an annual report.  Your discussion regarding such changes refers merely to changes made in "late 2006."  Please confirm whether the references to "late 2006" refer to Changes made in the fourth fiscal quarter.  In addition, provide us with a representation that you will conform your disclosures in future filings, including any amendments to the December 31, 2006 10-KSB.

    Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3462.  If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

                                        Sincerely,


                                        Mark P. Shuman
                                        Branch Chief - Legal


cc:    Via Facsimile
       William L. Pitman, Esq.
       Seann G. Tzouvelekas, Esq.
       Leatherwood Walker Todd & Mann, P.C.
       Telephone: (864) 240-2494
       Facsimile: (864) 240-2474